January 8, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Rose Zukin Jennifer Riegel Jeffrey P. Riedler

Re:	Biozone Pharmaceuticals, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 29, 2012
File No. 333-176951

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-146182

Form 10-Q/A for the Quarterly Period Ended June 30, 2012
Filed September 28, 2012
File No. 333-146182

Ladies and Gentlemen:

BioZone Pharmaceuticals, Inc. (the “Company”) is in receipt the comments of the Staff (the “Staff”) as set forth in its letter dated December 11, 2012 (the “Comment Letter”) relating to the above referenced files. In order to respond to the Comment Letter, the Company intends to address the Staff’s comments by filing a correspondence and Amendment No. 5 to the above referenced Registration Statement on Form S-1 by January 14, 2013. Furthermore, the Company intends to amend, as necessary, its above referenced Form 10-K and Form 10-Q as soon as all accounting treatment and comments by the Staff are settled and corresponding amendments can be appropriately made to those filings.

Please do not hesitate to contact the undersigned at 201-608-5101 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Elliot Maza

Elliot Maza

Cc:	Harvey Kesner, Esq. Sichenzia Ross Friedman Ference LLP